		Exhibit 12
TELEPHONE AND DATA SYSTEMS, INC. RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Three Months Ended
	March 31,
	2014	2013
(Dollars in thousands)
EARNINGS:
Income before income taxes (1)	$31,951	$11,169
Add (deduct):
Equity in earnings of unconsolidated entities	(37,327)	(27,089)
Distributions from unconsolidated entities	12,820	8,089
Amortization of capitalized interest	2,036	466
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(243)	(5,441)
	9,237	(12,806)
Add fixed charges:
Consolidated interest expense (2)	28,707	24,498
Interest portion (1/3) of consolidated rent expense	11,596	14,529
	$49,540	$26,221

FIXED CHARGES:
Consolidated interest expense (2)	$28,707	$24,498
Capitalized interest	1,799	5,664
Interest portion (1/3) of consolidated rent expense	11,596	14,529
	$42,102	$44,691

RATIO OF EARNINGS TO FIXED CHARGES	1.18	*

Tax-effected preferred dividends	$20	$20
Fixed charges	42,102	44,691
Fixed charges and preferred dividends	$42,122	$44,711

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	1.18	*

(1)

Includes Gain on license sales and exchanges of $91.4 million and Gain on sale of business and other exit costs, net of $6.9 million in 2014, and Loss on sale of business and other exit costs, net of $6.9 million in 2013.

(2)	Interest expense on income tax contingencies is not included in fixed charges.

*	Earnings for the three months ended March 31, 2013 were inadequate to cover Fixed charges and Fixed charges and preferred dividends by $18.5 million.